P E A R  T R E E    F U N D S

January 7, 2015

VIA ELECTRONIC TRANSMISSION

Office of Registration
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

RE:	Pear Tree Funds (the “Registrant”):
File No. 811-03790

Ladies and Gentlemen:

On behalf the Registrant, we file herewith via Edgar, pursuant to Rule 14(C), a Preliminary copy of an Information Statement being sent to shareholders of the Pear Tree Polaris Small Cap Fund (formerly, Pear Tree Columbia Small Cap Fund) on or about January 27, 2015 concerning an amendment to the subadvisory agreement for that Fund.

Please feel free to contact the undersigned at 781.676.5967 with any questions or comments you may have.

Sincerely,

/s/ Lori Wessels
Lori Wessels
Clerk

55 Old Bedford Road, Lincoln, MA 01773  ■  800-331-1244  ■  fax 781-259-1166  ■  www.peartreefunds.com
Distributed by U.S. Boston Capital Corporation, Member FINRA/SIPC